EXHIBIT 21.1
SUBSIDIARIES OF BIOMED REALTY TRUST, INC. AS OF DECEMBER 31, 2014:

Name	Jurisdiction of Formation/ Incorporation
BioMed Realty, L.P.	Maryland

The list above excludes consolidated wholly-owned subsidiaries carrying on the same line of business (the ownership and operation of commercial real estate). A total of 180 wholly-owned subsidiaries have been excluded, 176 of which operate in the United States and four of which operate in a foreign country. The list also excludes other subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2014.

SUBSIDIARIES OF BIOMED REALTY, L.P. AS OF DECEMBER 31, 2014:

BioMed Realty, L.P. has a total of 180 consolidated wholly-owned subsidiaries carrying on the same line of business (the ownership and operation of commercial real estate), 176 of which operate in the United States and four of which operate in a foreign country. No other subsidiaries of BioMed Realty, L.P., when considered in the aggregate as a single subsidiary, would constitute a significant subsidiary as of December 31, 2014.